SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June 30, 2015
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

MINUTES OF THE EXTRAORDINARY BOARD OF DIRECTORS’ MEETING OF COMPANHIA SIDERÚRGICA NACIONAL HELD ON JUNE 9, 2015 DRAWN UP IN SUMMARY FORMAT.

Publicly-Held Company

Company Registry (NIRE) No.: 35300396090

1.         Date:   June 9, 2015.

2.         Time:  3:00 p.m.

3.         Venue:  Av. Brigadeiro Faria Lima, nº 3400 – 20º andar, in the city and state of São Paulo.

4.         Attendance:    Benjamin Steinbruch (Chairman), Antonio Francisco dos Santos, Fernando Perrone, Antonio Bernardo Vieira Maia, Luis Felix Cardamone Neto, Yoshiaki Nakano and Léo Steinbruch – Board members, and Claudia Maria Sarti – Secretary. The meeting was held via conference call, pursuant to article 15, paragraph 2 of the Company’s Bylaws.

5.         Matters Discussed: 5.1 – Issuance of Debentures. The Board of Directors unanimously approved, pursuant to Article 19, item X of the Company’s Bylaws, the Issuance and Restricted Offering (as per the definitions below) which, when approved by the Lead Manager (as per the definitions below), will have the following characteristics and conditions: (i) Issuance Number: 9th (ninth) issuance of simple, non-convertible, unsecured debentures in a single series, of the Company (“Issuance” and “Debentures”, respectively); (ii) Total Issuance Amount. The Total Issuance Amount will be up to one hundred million reais (R$100,000,000.00) on the Issuance Date (as defined below); (iii) Number of Series. The Issuance will be held in a single series; (iv) Number of Debentures. A total of up to ten thousand (10,000) Debentures will be issued; (v) Nominal Unit Value and Restatement of the Nominal Unit Value. The Debentures will have a Nominal Unit Value of ten thousand reais (R$10,000.00) on the Issuance Date (as defined below) (“Nominal Unit Value”). The Nominal Unit Value will not be inflation-adjusted or restated based on any index; (vi) Allocation of Proceeds. The net proceeds from the Issuance and the Restricted Offering (as defined below), carried out to meet the usual business needs, will be fully used (a) for the early redemption of commercial promissory notes of the second (2nd) issue of the Company, on the date of payment of the Debentures (“Payment Date”);(vii) Form. The Debentures will be registered and book-entry, without the issuance of any instruments or certificates; (viii) Convertibility.The Debentures will not be convertible into Company shares; (ix) Type.The Debentures will be unsecured, with no guarantee or preference, pursuant to Article 58 of Law 6404 of December 15, 1976, as amended (“Brazilian Corporate Law”); (x) Placement.The Debentures will be offered through public distribution with restricted placement efforts, in accordance with CVM Instruction 476 of January 16, 2009, as amended (“CVM Instruction 476/09”), with firm placement guarantee for the entire Issuance volume, provided by BB – Banco de Investimento S.A. (“Lead Manager”), under the terms to be established in the Debenture distribution agreement, and targeted at qualified investors, as defined by Article 109 of CVM Instruction 409 of August 18, 2004, as amended, and Article 4 of CVM Instruction 476/09 (“Restricted Offering”);

(xi) Subscription Price, Payment and Form of Payment. The subscription price of the Debentures will be their Nominal Unit Value; (xii) Registration for Distribution and Trading. The Debentures will be registered for distribution on the primary market with the SDT (Securities Distribution Module) and for trading on the secondary market, with the CETIP 21 Module – Securities, both administered and operated by CETIP S.A.  Mercados Organizados (“CETIP”), subject to the prohibition on trading for ninety (90) days as of each subscription or acquisition, envisaged in Article 13 of CVM Instruction 476/09; (xiii) Issuance Date. For all legal purposes, the issuance date of the Debentures will be June 25, 2015 (“Issuance Date”); (xiv) Maturity Date. The Debentures will mature on March 30, 2022; (xv) Remuneration. The Debentures will be entitled to interest corresponding to one hundred and thirteen point seventy percent (113.70%) of the accumulated variation of the average daily rates of the Interbank Deposit rate (DI) over extra group (“DI Rate”) expressed as an annual percentage, computed on the basis of two hundred and fifty-two (252) working days, calculated and disclosed by the CETIP in the daily bulletin available on its website (www.cetip.com.br) (“Interest on Debentures”). The Interest on Debentures will be calculated exponentially and cumulatively, pro rata temporis per past working days, on the Nominal Unit Value of the Debentures, from the Settlement Date or date of payment or the immediately preceding interest payment date, whichever is later, inclusive, until the date of its actual payment. The Interest on Debentures will be paid in fourteen (14) half-yearly installments, as of September 30, 2015, according to the following table:

Payment Date	Installment
September 30, 2015	1st installment
March 30, 2016	2nd installment
September 30, 2016	3rd installment
March 30, 2017	4th installment
September 30, 2017	5th installment
March 30, 2018	6th installment
September 30, 2018	7th installment
March 30, 2019	8th installment
September 30, 2019	9th installment
March 30, 2020	10th installment
September 30, 2020	11th installment
March 30, 2021	12th installment
September 30, 2021	13th installment
March 30, 2022	14th installment

(xvi) Amortization of Principal. The Nominal Unit Value of the Debentures will be amortized in six (6) annual installments, as of March 30, 2017, according to the following table:

Amortization Date	% of Nominal Unit Value
March 30, 2017	16.6667%
March 30, 2018	16.6667%
March 30, 2019	16.6667%
March 30, 2020	16.6667%
March 30, 2021	16.6667%
March 30, 2022	Balance

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(xvii) Guarantees. The Debentures will not have any guarantees; (xviii) Early Maturity. In accordance with the procedures set forth in the Indenture, early maturity of the Debentures may be declared and the Company will be required to make immediate payment of the Nominal Unit Value plus corresponding interest, calculated on a pro rata temporis basis, from the Settlement Date or the immediately preceding interest payment date, whichever is later, inclusive, until the date of its actual payment, plus other charges, in the hypotheses for early maturity, pursuant to the terms and conditions set forth in the Indenture; (xix) Optional Acquisition. The Company may, at any time, acquire the outstanding Debentures, subject to the restrictions on trading and time periods envisaged in CVM Instruction 476/09 and Article 55, paragraph 3, item I of the Brazilian Corporate Law; (xx) Optional Early Redemption. The Company reserves the right, anytime as of May 1, 2019, at its sole discretion, to carry out, partially or fully, the early redemption of the Debentures (“Optional Early Redemption”) according to the procedures set forth in the Brazilian Corporate Law and the terms established in the Indenture. The Optional Early Redemption will be carried out through payment (a) of the Nominal Unit Value or the balance of the Nominal Unit Value of the Debentures that are the object of the Optional Early Redemption, plus corresponding interest, calculated on a pro rata temporis basis from the Settlement Date or the immediately preceding interest payment date, whichever is later, inclusive, until the date of the actual Optional Early Redemption; (b) of any charges due; and (c) of the premium on the sum of the amounts mentioned in sub-items "a" and "b" above, as detailed below: (1) zero point eighty percent (0.80%) if the Optional Early Redemption occurs between May 1, 2019, inclusive, and March 30, 2020, inclusive; (2) zero point sixty percent (0.60%), if the Optional Early Redemption occurs between March 31, 2020, inclusive, and February 28, 2021, inclusive, (3) zero point forty percent (0.40%) if the Optional Early Redemption occurs between March 1, 2021, inclusive and August 30, 2021, inclusive, and (4) zero point twenty percent (0.20%) if the Optional Early Redemption occurs between August 31, 2021, inclusive, and March 29, 2022, inclusive. If the Debentures are registered in the CETIP, the Optional Early Redemption will be carried out in accordance with CETIP’s procedures; (xxi) Default Charges. The late charges on Debentures will be defined in the Indenture; (xxii) Additional Obligations of the Company. The Company will fully comply with CVM Instruction 476/09, with emphasis on Article 17, as applicable, as well as the obligations set forth in the Indenture; (xxiii) Registration of the Issuance with the Brazilian Securities and Exchange Commission (CVM). The Issuance is automatically exempt from registration of the distribution with the CVM, pursuant to Article 6 of CVM Instruction 476/09; (xxiv) Term Extension. The payment date of any Debenture-related obligation will be extended until the first business day after the due date if said date is a bank holiday or a non-business day in the city of São Paulo, state of São Paulo, with no additions to the amounts payable, except when payments must be made through CETIP, in which case, the term will only be extended when the payment date is a Saturday, a Sunday or a national holiday; (xxv) Renegotiation. There will be no renegotiation of the Debentures; and (xxvi) Place of Payment. The payments of the Debentures will be conducted by the Issuer (a) using the procedures adopted by CETIP; or (b) if the Debentures are not held in electronic custody of CETIP, (1) at the Issuer’s headquarters (2) pursuant to the procedures adopted by the institution hired to provide services as settling bank (“Settling Bank”); or (3) by the financial institution eventually hired for this purpose.

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5.1.1 – Authorization to the Board of Executive Officers. The members of the Board of Executive Officers are hereby authorized to take any and all measures necessary to implement this resolution and may, pursuant to the Company’s Bylaws, (i) define and approve the content of the documents related to the Issuance, subject to the conditions in item 5.1 above; (ii) take any and all measures necessary to sign the Indenture and any other documents necessary for the Issuance, inclusive the related amendments; (iii) take any and all measures necessary to hire the Lead Manager, the Settling Bank, depositary institution, the legal advisors, the trustee and other institutions that may be necessary to carry out the Issuance, establishing their respective fees; and (iv) publish and register the corporate documents with the competent authorities and take the necessary measures at CETIP or any other bodies or agencies. There being no further business to address, the meeting was adjourned for the drawing up of these minutes, which were read, approved and signed by all attending members. 5.1.2 – Ratification. All and any acts already practiced with regards to the resolutions above are hereby ratified.

I hereby confirm that the resolutions transcribed here are faithful in content to the minutes filed at the Company’s headquarters.

COMPANHIA SIDERÚRGICA NACIONAL

Claudia Maria Sarti

Secretary to the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: June 30, 2015

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ Gustavo Henrique Santos de Sousa
Gustavo Henrique Santos de Sousa Controllership, Taxes and Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.